UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 10)*
SHILOH INDUSTRIES, INC.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
824543 10 2

(CUSIP Number)
John J. Jenkins
Calfee, Halter & Griswold LLP
1400 KeyBank Center
800 Superior Avenue
Cleveland, OH 44114-2688
216-622-8507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 12, 2010

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	824543 10 2	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MTD Holdings Inc, formerly known as MTD Products Inc.
	34-0658691

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		7,300,866

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,300,866

WITH	10	SHARED DISPOSITIVE POWER

		1,104,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,405,266

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.8%

14	TYPE OF REPORTING PERSON

	CO

This Amendment No. 10 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on March 31, 1998, as amended, by MTD Products Inc., now known as MTD Holdings Inc, and certain other stockholders relating to the common stock, par value $.01 per share (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.
Item 2. Identity and Background.
          The first two paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:
          (a) – (f) This Schedule 13D is being filed by MTD Holdings Inc (“MTD”), which until November 1, 2002 was known as MTD Products Inc.
          Pursuant to General Instruction “C” for Schedule 13D, set forth below is the name and principal business or occupation of each executive officer or director of MTD as of July 12, 2010. Each such executive officer or director is a citizen of the United States of America and has a business address of 5965 Grafton Road, Valley City, Ohio 44280.

Name	Principal Business or Occupation
Curtis E. Moll	Chairman of the Board of Directors and Chief Executive Officer
Dieter Kaesgen	Vice Chairman of the Board of Directors and President
Jeffrey C. V. Deuch	Executive Vice President and Chief Financial Officer
James M. Milinski	Senior Vice President Finance and Treasurer
David J. Hessler	Secretary and Director
John G. Breen	Director
Duane Collins	Director
Hartmut Kaesgen	Director
Gordon Manning	Director
Darrell T. Moll	Director
Theodore S. Moll	Director
James S. Reid, Jr.	Director
Robert J. King, Jr.	Director
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          On July 12, 2010, MTD issued a non-negotiable secured subordinated note (the “Note”) to David J. Hessler, trustee (the “Trustee”) under the Revocable Trust of Emil Jochum, dated August 29, 1994, as modified (the “Trust”). Mr. Hessler is a Director of MTD and serves as its Corporate Secretary. The Note was issued in partial payment for the repurchase of certain

Class B Common Shares of MTD owned by the Trust. In connection with the issuance of the Note, MTD entered into a Pledge Agreement, dated July 12, 2010 (the “Pledge Agreement”), between MTD and the Trustee. Pursuant to the Pledge Agreement, MTD granted the Trustee a perfected security interest in 7,300,866 shares of the Company’s Common Stock (the “Pledged Shares”), and delivered the Pledge Agreement to secure MTD’s obligations under the Note.
          The Pledge Agreement grants to the Trustee a security interest in the Pledged Shares and the certificates representing the Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares, and all proceeds of any and all of the foregoing.
          Under the terms of the Pledge Agreement, MTD is permitted to sell all or a portion of the Pledged Shares (a “Disposition”) in its sole discretion provided that (a) the Disposition is for fair market value, (b) the consideration received in connection with such Disposition is paid solely in cash, and (c) the proceeds of the Disposition are applied to promptly used to prepay amounts outstanding under the Note. In addition, the Pledge Agreement provides that MTD, as record owner of the Pledged Shares, is entitled, prior to the occurrence and continuance of any event of default under the Note and the exercise of the Trust’s rights under the Pledge Agreement, to retain all cash dividends paid on account of the Pledged Shares, exercise all voting rights of the Pledged Shares, and exercise all other shareholders’ rights and privileges attributable to the Pledged Shares other than the right of sale, except as otherwise provided in the Pledge Agreement. Except as provided above, the Pledge Agreement generally prohibits MTD from selling, assigning (other than pursuant to a reclassification, merger or consolidation, reorganization or other transaction involving a transfer by operation of law) or otherwise disposing of, or granting any option with respect to, any of the Pledged Shares.
Item 7. Material to be Filed as Exhibits.
(1)	Pledge Agreement, dated as of July 12, 2010, by MTD Holdings Inc, an Ohio corporation, to David J. Hessler, and his successors, as Trustee under the Revocable Trust of Emil Jochum, dated August 29, 1994, as amended.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 20, 2010

MTD HOLDINGS INC
/s/ Curtis E. Moll
Name:	Curtis E. Moll
Title:	Chairman and Chief Executive Officer